8/31/2017

Ms. Lauren Hamilton
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:

MSS Series Trust; File No. 333-219416

Dear Ms. Browning:

On August 25, 2017, MSS Series Trust (the “Registrant” or the “Fund”) filed a response to SEC comments from Kim Browning with respect to its combined Information Statement and registration statement on Form N-14 (the “N-14”).  On August 31, 2017, you provided an additional comment via telephone to Cassandra Borchers.  The comment and Registrant’s response is reflected below.

1.

Comment:  Please confirm that the shareholder fees and Fund operating expenses reflected for  the CCA Aggressive Return Fund, a series of the CCA Investments Trust (the “Existing Fund”) in the comparative tables in the N-14 reflect current expenses of the Exiting Fund.

Response:  Registrant confirms.

As discussed, the Registrant will included updated consents from legal counsel and the auditor in the amended N-14 filing.  If you have further questions, or require additional information, please contact JoAnn Strasser at 614-469-3265 or Cassandra Borchers at 513-260-4075.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP